EXHIBIT 99.1

Sale of shares in New Fortress Energy

Golar LNG Limited (“Golar”) announces today that it has sold approximately one third of the 18.6 million New Fortress Energy Inc. ("NFE") shares received upon completion of the sale of Hygo Energy Transition to NFE in April 2021. The sale is expected to raise net proceeds of approximately $250 million which Golar will seek to deploy to FLNG growth projects. Commenting on the sale, Golar CEO Karl Fredrik Staubo said “Golar is excited about new FLNG growth prospects, including those being pursued by NFE and plans to remain a supportive shareholder for the foreseeable future”.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda

April 06, 2022

Enquiries:

Golar Management Limited: + 44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act